Mail Stop 4561

April 25, 2007

Dean Sukowatey, President
ICrystal, Inc.
6165 N.W. 86th St.
Johnston, IO 50131

> **RE:** **ICrystal, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **File No. 0-29417**
> **Date Filed: April 23, 2007**

Dear Mr. Sukowatey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file appropriate marked versions of your revised document as required by Item 310 of Regulation S-T.

2. The information provided in response to comment 2 of our letter dated March 9, 2007 relating to the actions taken by the new directors since they assumed office

should be disclosed in the appropriate locations of the Information Statement. Please revise. In addition, please file the information required by Rule 14f-1 under the cover of a document with the appropriate EDGAR header tag.

Form 10-KSB for the fiscal year ended December 31, 2006

Executive Compensation

3. Update your disclosure pursuant to the Commission's New Executive Compensation and Related Person Disclosure Rules. See Commission Release No. 33-8732A and Release No. 33-8765.

*　　*　　*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jay Ingram at (202) 551-3397 if you have questions. If you need further assistance, please contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.　　Eric Newlan, Esq.
　　　　by facsimile at 940-241-2040